ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification

John G. Thuestad has sold 4,945 shares in Orkla ASA at a price of NOK 98.60 per share.

After this transaction, John G. Thuestad and his close associates own 0 shares in Orkla ASA.
As a consequence of Thuestad's resign as managing director in Elkem, his 110,000 options in Orkla will be cancelled.

A total of 8,519,675 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1,400,000 underlying shares in the hedge-position related to the remaining 796,500 synthetic options of the cash bonus programme.

Orkla holds 13,078,790 of its own shares.

Orkla ASA,
Oslo, 2 November 2007

IR contact:
Siv Merethe S. Brekke, Tel.: +472254 4455